Filed by Teekay Tankers Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Commission File No.: 001-33867

Subject Company: Tanker Investments Ltd.

Date: June 1, 2017

PROPOSED MERGER OF TNK AND TIL
June 1, 2017

Forward Looking Statements
This presentation contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the timing and completion of the merger between Teekay Tankers Ltd. (Teekay Tankers, TNK or the Company) and Tanker Investments Ltd. (TIL); the expected benefits of the merger, including the expected impact on the Company’s earnings per share, financial leverage, liquidity position and fleet age; and the timing, the completion of, and expected benefits of the acquisition of the commercial and technical management operations of Teekay Corporation; crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, the amount of new orders for tankers, the estimated growth in the world tanker fleet, the amount of tanker scrapping, estimated growth in global oil demand and supply, crude oil tanker demand, and the impact of the new regulations on ballast water treatment; and the effect of OPEC supply cuts on changing trading patterns and increasing U.S. exports, including the impact on ton-mile demand and mid-size tanker demand. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; increased costs; failure to satisfy the closing conditions of the merger with TIL, including obtaining the required approvals from the Teekay Tankers and TIL shareholders and relevant regulatory authorities; failure to successfully integrate TIL into the Company and realize the expected benefits and synergies from the combined company; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2016. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Strategic Transactions
Creates Largest Publicly-Listed Mid-Sized Tanker Company
• Agreed to a merger with Tanker
Investments Ltd. (TIL), adding 18 modern mid-sized vessels to the fleet
Completes Evolution into Full Service Conventional Tanker Platform
• Acquired Teekay Corporation’s remaining 50% of commercial and technical management operations
20 Suezmax 10 Suezmax
16 Aframax1 6 Aframax
7 LR2 2 LR2
1 VLCC
Combined 62 vessels
SUEZMAX RSA
AFRAMAX RSA
TAURUS LR2 RSA
Conventional Tanker Commercial and Technical Management Operations
(1) Includes 13 owned Aframax tankers and three Aframax tankers with charter-in contracts that are scheduled to expire between September 2017 and March
2021. Also excludes one Aframax tanker that TNK has agreed to sell and is scheduled to be delivered in the second quarter of 2017 3

Merger Highlights
Accretive to earnings per share
Increases asset base to $2.4 billion1
Strengthens balance sheet and liquidity position Reduces average fleet age by 1 year Reduces cash breakeven2 by ~$1,000 per day Seamless integration of two homogenous fleets

(1) Pro-forma total assets at March 31, 2017
(2) Includes operating expense, G&A, interest, debt repayment and dry dock costs

Establishing the World’s Leading Tanker Brand
Generating significant shareholder value
Goals
Re-establish operational excellence as hallmark of Teekay brand
Broaden service offering generating new revenue streams
Control commercial and technical operations
Consolidate mid-sized tanker segment
Rebuild financial strength
Actions
Brought ship management in-house
Acquired and grew global ship-to-ship transfer business
Acquisition of remaining 50% of Teekay Operations
Since 2015, acquired 37 Suezmax, Aframax and LR2 tankers while modernizing fleet
Liquidity1 of ~$200 million and reduced net debt to capitalization from 72% to 46% between 2015 to Q1-17
(1) Pro-forma March 31, 2017

Positive Long-Term Supply Outlook
Small mid-size orderbook from 2018 onwards and an aging fleet
Mid-Size Tanker Fleet and Orderbook Profile
160 Suezmax Orderbook Aframax / LR2 Orderbook 350
Suezmax Fleet Aframax / LR2 Fleet
140 300
59
120 250 15 Years
Scrapping 26
100 16 Years
Vessels Candidates Vessels 200 39 of 80 of 17 Years    150 49
18 Years
60
43 19 Years
Number 100 196 Number 40
20+ Years
20 50 89
0 0
Orderbook Existing Fleet 15+ years
Source: Clarksons (data as of May 2017)
• Mid-sized tanker ordering for delivery in 2018 / 2019 is low o 2 Suezmax, 13 Aframax newbuild contracts so far in 2017 versus 24 contracts for VLCCs
• Lack of scrapping in recent years leading to a build-up of potential scrap candidates o Impending regulations and associated CAPEX could boost scrapping

Long-Term Growth in Tonne-Mile Demand
Increasing oil production in traditional Aframax / Suezmax load regions
Europe Asia 4.2 North America
0.0 -0.6
2.0
Supply Demand
-0.3
-0.4
Supply Demand
Supply Demand
Africa & Middle East
2.0
OPEC policy dependent
Supply Demand
Latin America
0.7 0.5
Supply Demand
Note: Figures in million barrels per day (m/bd) and are changes between 2017-2022
Source: IEA “Market Report Series: Oil 2017” 7

Fleet Utilization Forecast
Down-cycle through 2017; rebound expected from 2018
8% Tanker Demand Growth Tanker Supply Growth Fleet Utilization 92%
7%
90%
6% th 88%
Grow 5%
86%
4% Utilization Demand 3% 84% /    Fleet
2% %
Supply 82%
% 1%
80% 0%
78% -1%
-2% 76% 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017E 2018E 2019E

APPENDIX

TIL Fleet
Time Charter Out
Vessel Class DWT Year Built Expiry Rates ($ per day)
Hovden Spirit LR2 105,276 2012 Trysil Spirit LR2 105,276 2012 Peak Spirit Aframax 104,621 2011 Whistler Spirit Aframax 109,000 2010 Blackcomb Spirit Aframax 109,000 2010
Tarbet Spirit Aframax 107,529 2009 17,000 Feb 2018 Emerald Spirit Aframax 109,000 2009 17,500 Oct 2017 Garibaldi Spirit Aframax 109,000 2009 Copper Spirit Suezmax 156,827 2010 Tahoe Spirit Suezmax 156,871 2010 19,750 Apr 2018 Tianlong Spirit Suezmax 159,000 2009 Jiaolong Spirit Suezmax 159,000 2009 Shenlong Spirit Suezmax 159,000 2009 19,750 Mar 2018 Dilong Spirit Suezmax 159,000 2009 Baker Spirit Suezmax 156,929 2009 Cascade Spirit Suezmax 156,853 2009 Aspen Spirit Suezmax 157,813 2009 Vail Spirit Suezmax 157,048 2009

All Stock Transaction Details
Agreed Exchange Ratio (TNK Class A:TIL) 3.30x TNK Shares Issued on Merger (000’s)88,866 Net Debt Assumed ($000’s) 309,000
TNK Shares TIL Shares Issued on (000’s) Merger (000’s)
Teekay Tankers 3,435
Teekay Corporation 2,500 8,250 Tanker Investments 3rd Party Investors24,429 80,616 Total30,364 88,866
Key Combination Metrics
Pre Transaction Post Transaction % Change Change
Earnings per Share1 0.40 0.43 8% 0.03 Total Assets2 ($millions) 1,842 2,414 31% 572 Liquidity ($millions)2 86 203 135% 117 FMV Adjusted Net Debt to Capitalization3 69% 66% -3% -Number of Vessels4 44 62 41% 18 Average Age (years) 10.5 9.5 -10% -1
(1) Pro-forma 12 months ended December 31, 2016 (2) Pro-forma March 31, 2017
(3) Pro-forma March 31, 2017. FMV adjusted net debt to capitalization is calculated by adjusting capitalization based on estimated fair market value of vessels. 11
(4) Excluding one Aframax tanker that the Company has agreed to sell and is scheduled to be delivered in the second quarter of 2017

Additional Information about the Merger and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of TIL and Teekay Tankers. In connection with the proposed merger, Teekay Tankers intends to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC), which will include a joint proxy statement of Teekay Tankers and TIL that also constitutes a prospectus of Teekay Tankers. After the registration statement is declared effective, Teekay Tankers and TIL will each mail the joint proxy statement/prospectus to its respective shareholders. The joint proxy statement/prospectus will contain important information about the proposed merger and related matters. SHAREHOLDERS OF TEEKAY TANKERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEEKAY TANKERS, TIL AND THE MERGER. Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Teekay Tankers for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Teekay Tankers also can be obtained free of charge on Teekay Tankers’ corporate website at www.teekaytankers.com or by contacting Teekay Tankers’ Investor Relations Department by telephone at (604) 844-6654 or by mail to Teekay Tankers, Attention: Investor Relations Department, 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda.
Participants in the Solicitation
This communication is not a solicitation of proxies in connection with the proposed merger and the proposed amendment to Teekay Tankers’ Amended and Restated Articles of Incorporation (the Charter Amendment). However, Teekay Tankers and its directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Teekay Tankers’ shareholders in respect of the proposed merger and Charter Amendment. Information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus relating to the proposed merger and Charter Amendment when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.